Mail Stop 4561

      March 7, 2006

Dennis D. Powell
Senior Vice President and
Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 000-18225

	Re:	Cisco Systems
   Form 10-K for the Fiscal Year Ended
   July 30, 2005
		Filed September 19, 2005
Forms 8-K filed August 9, 2005, November 11, 2005, February 7,
2006
and February 24, 2006
		File No. 000-17781

Dear Mr. Powell:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.







Form 10-K For the Fiscal Year Ended July 30, 2005

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

1. We note your definition of "disclosure controls and procedures" included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similar limitations are also noted in your quarterly filings on Forms 10-Q.
The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your 10-K and 10-Q`s.

Forms 8-K filed August 9, 2005, November 11, 2005, February 7,
2006
and February 24, 2006

2. In view of the nature, content and format of your Non-GAAP (Pro Forma) Consolidated Statements of Operations presentation, it is not evident whether your presentation and disclosure complies with Item
100(b) of Regulation G. In this regard we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Tell us why you believe this presentation complies with Regulation G. If you choose to continue this presentation each GAAP financial item adjusted to arrive at Non-GAAP results, such as Revenues, Cost of Sales, Gross Margin, among others, are considered Non-GAAP financial measures which require all disclosures pursuant to Regulation G, Item 10(e) (1) (i) of Regulation S-K and Question 8 and of the FAQ.

3. Revise your disclosures in future press releases to eliminate all references to "pro forma" measures such as "non-GAAP (pro forma) net income." The information you have presented throughout the press release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.


4. We note the 8-K filed on February 24, 2006 regarding the Scientific-Atlanta, Inc.
acquisition. The Staff will review the Company`s amended Form 8-K when filed and we may have further comments.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Dennis D. Powell
Cisco Systems, Inc.
March 7, 2006
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